Exhibit 8.1

Principal Subsidiaries and Affiliated Entity of The9 Limited

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
GameNow.net (Hong Kong) Limited	Hong Kong
China The9 Interactive Limited	Hong Kong
New Star International Development Limited	Hong Kong
Red 5 Studios, Inc.	Delaware, USA
China Crown Technology Limited	Hong Kong
The9 EV Limited	Hong Kong
FF The9 China Joint Venture Limited	Hong Kong
Hui Ling Computer Technology Consulting (Shanghai) Co., Ltd	China
Jiu Tuo (Shanghai) Information Technology Ltd.	China
Shanghai Jiugang Electronic Technology Co., Ltd.	China

Consolidated affiliated entity

Name of Consolidated Affiliated Entity	Jurisdiction of Incorporation
Shanghai The9 Information Technology Co., Ltd.	China